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Exhibit 12.1

HOVNANIAN ENTERPRISES, INC.
Statement setting forth computation showing the ratio of earnings to fixed charges, including wholly owned
mortgage banking and finance subsidiaries
(Dollars in Thousands)

	Six Months Ended April 2005 Actual	Year Ended October 2004 Actual	Year Ended October 2003 Actual	Year Ended October 2002 Actual	Year Ended October 2001 Actual	Year Ended October 2000 Actual
Net Income	$187,618	$348,681	$257,380	$137,696	$63,686	$33,163
Add:
Federal and State Income Taxes	118,815	201,091	154,138	88,034	42,668	18,655
Interest Expensed Res & Comm	36,925	75,042	63,658	60,371	51,446	34,956
Interest Expensed Mortgage & Finance Subsidiaries	2,412	2,765	2,487	2,337	3,180	2,491
Amortization of Bond Prepaid Expenses	709	10,999	2,978	2,119	976	670
Amortization of Bond Discount	309	571	514	441	367	30

Total Earnings	$346,788	$639,149	$481,155	$290,998	$162,323	$89,965

Fixed Charges:
Interest Incurred Res & Comm	$43,948	$87,674	$66,332	$57,406	$47,272	$38,878
Interest Incurred Mortgage & Finance Subsidiaries	2,412	2,765	2,487	2,337	3,180	2,491
Amortization of Bond Prepaid Expenses	709	10,999	2,978	2,119	976	670
Amortization of Bond Discount	309	571	514	441	367	30

Total Fixed Charges	$47,378	$102,009	$72,311	$62,303	$51,795	$42,069

Ratio	7.3	6.3	6.7	4.7	3.1	2.1

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HOVNANIAN ENTERPRISES, INC. Statement setting forth computation showing the ratio of earnings to fixed charges, including wholly owned mortgage banking and finance subsidiaries (Dollars in Thousands)